September 3, 2015

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: AdvisorOne Funds, File Nos. 333-20635 and 811-08037

Dear Sir/Madam:

On behalf of the AdvisorOne Funds, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 102 to the Trust’s Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933.  The purpose of the filing is to provide for a new class of shares, Class A shares, with respect to Horizon Active Income Fund, a series of the Trust.

If you have any comments or questions, please contact Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

793161.2